Exhibit 99(a)(1)(F)

Trinity Life Insurance Company Announces Extension of Tender Offer for Family Benefit Life Insurance Company Shares of Common Stock

Monday, December 12, 2011

Tulsa, Oklahoma

First Trinity Financial Corporation’s (“First Trinity”) wholly-owned subsidiary, Trinity Life Insurance Company (“Trinity Life”), a life insurance company domiciled in Oklahoma, announced today that it is extending its tender offer for all of Family Benefit Life Insurance Company’s (“Family Benefit Life”) issued and outstanding shares of common stock.  Shares may be tendered until midnight, Jefferson City, Missouri time on Wednesday, December 21, 2011.

On November 10, 2011, Trinity Life commenced a tender offer to purchase all of Family Benefit Life’s issued and outstanding shares of common stock at a price of $11.05 per share.  The tender offer expired on December 9, 2011.  Through December 9, 2011, Family Benefit Life shareholders tendered approximately 700,000 shares of common stock representing approximately 79 percent of the shares of common stock Trinity Life does not own.  The additional 700,000 shares combined with the 401,381 shares Trinity Life already owned brings Trinity Life’s ownership to approximately 1,100,000 shares representing approximately 85% of the issued and outstanding shares.

Trinity Life has determined to extend the tender offer until midnight, Jefferson City, Missouri time on Wednesday, December 21, 2011.  Trinity Life has accepted all shares tendered through December 9, 2011.  Family Benefit Life shareholders who previously tendered their shares in the tender offer do not need to take any further action.  All other terms and conditions of the tender offer remain unchanged except the minimum condition which has been satisfied.  Shares tendered through December 9, 2011 will be paid no later than December 14, 2011.  Family Benefit Life shares tendered during the subsequent offering period will be paid within three days of receipt if they satisfy the terms of the tender offer.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell any securities of Family Benefit Life.  Trinity Life’s tender offer is being made only by an Offer Notice, a related Letter of Transmittal and other documents, which have been filed with the Securities and Exchange Commission.  Family Benefit Life shareholders should read these documents as they contain important information about the tender offer.  These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from First Trinity.  For further information, please contact Gregg Zahn or Jeff Wood at 918-249-2438.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy.

About the companies:

First Trinity Financial Corporation (www.firsttrinityfinancial.com) is a financial holding company with its home office in Tulsa, Oklahoma.  First Trinity is registered with the Securities and Exchange Commission but its stock does not trade on an exchange.  First Trinity was incorporated in 2004 with the purpose of forming a life insurance company and premium financing company.  It now has two wholly owned subsidiaries in those businesses: Trinity Life Insurance Company and First Trinity Capital Corporation.  First Trinity is owned by over 4,000 Oklahoma residents.

Trinity Life Insurance Company (www.trinitylifeinsurance.com) is a life insurance and annuity company headquartered in Tulsa, Oklahoma, offering life insurance and annuity products to the citizens of Oklahoma, Illinois, Kansas, Kentucky, Nebraska, North Dakota, Ohio and Texas.